MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

PACIFIC RIM MINING CORP. (the “Company” or “Pacific Rim”)

#1050 – 625 Howe Street, Vancouver, B.C. V6C 2T6

Item 2	Date of Material Change

October 3, 2012

Item 3	News Release

The date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51–102 was as follows:

October 4, 2012 to the Toronto Stock Exchange being the only stock exchange upon which the shares of the Company are listed, as well as through Marketwire and other approved public media including filing on SEDAR and EDGAR and posting on the OTCQX website, being a US platform on which the Company’s shares are traded.

Item 4	Summary of Material Change

The Company announced the closing of its previously-announced private placement financing with OceanaGold Corporation, wherein OceanaGold purchased 42,150,000 common shares of Pacific Rim at CAD $0.10 per share.

Item 5	Full Description of Material Change

Pacific Rim Mining Corp. (“Pacific Rim” or the “Company”) and OceanaGold Corporation (“OceanaGold”) are pleased to announce that the non-brokered private placement financing announced on September 25, 2012 (NR # 12-08) closed as scheduled on October 3, 2012. As anticipated, OceanaGold purchased 42,150,000 common shares (the “Shares”) of Pacific Rim at CAD $0.10 per share, for total proceeds of CAD $4,215,000.

The Shares are subject to a four-month hold as required under applicable Canadian securities law, which hold period expires on February 3, 2013. If, following this hold period and prior to 24 months from the date of closing of the private placement, OceanaGold wishes to sell any shares of Pacific Rim, Pacific Rim has the right to identify a qualified purchaser for such shares. Pacific Rim has granted OceanaGold the right to maintain its share ownership on a percentage basis, and to increase its ownership to a maximum of 25% of Pacific Rim’s issued and outstanding share capital should future financings be undertaken within 24 months of the date of closing of the private placement, subject to regulatory and shareholder approval. OceanaGold did not own or control any shares of Pacific Rim, either alone or together with any joint actors prior to the transaction. Upon closing of the transaction, OceanaGold now owns and controls approximately 19.98% of Pacific Rim’s issued and outstanding share capital. The acquisition of the shares is for investment purposes only. The proceeds of the financing will be used for legal expenditures, exploration work, and for general corporate purposes.

The Securities are not currently qualified by prospectus or registered under the U.S.

Securities Act of 1933, as amended (the “Securities Act”), or the laws of any state, and may not be offered or sold in the United States, or to, or for the account or benefit of U.S. persons (as defined in Rule 902(k) of Regulation S under the Securities Act) or persons in the United States absent registration or an applicable exemption from the registration requirements. The Securities are subject to resale restrictions under applicable securities laws.

Item 6	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 7	Executive Officer

The following is the name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report:

Barbara Henderson, Vice President Investor Relations and Corporate Secretary

(604) 689-1976

Item 8	Date of Report

October 4, 2012